March 31, 2006

      Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Update

Stream Communications Network & Media Inc. (Company) announces that the Board of Directors has accepted the resignation of Mr. Adam Wojcik from his position as Director and Vice President of the Company. Mr. Wojcik also stepped down from his position as President of the Company’s subsidiary, Stream Communications Sp. z o.o.

 “On behalf of the Board I would like to acknowledge Mr. Wojcik’s efforts in bringing Stream to its current size and wish him every success in his future endeavors. Mr. Wojcik spent five years with Stream and was instrumental in establishing the Company’s presence in the cable TV sector in Poland. We will fill key management positions with great care at this crucial time when the Board is executing a clear and aggressive growth strategy for Stream.” said Iwona Kozak, President of the Company.

The Company has selected potential candidates for the new President of its operations and will make an announcement shortly.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Mike Young, Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.